Russia Chooses Inactivated Polio

Vaccine from Sanofi Pasteur for

Primary Immunization of All Infants

- Sanofi Pasteur and Chumakov Institute Russian Academy Medical Sciences Providers of Inactivated Polio Vaccine (IPV) IMOVAX Polio™

for Russia National “Project Health” -

Paris, France, November 12, 2008 - Sanofi Pasteur, the vaccines division of sanofi-aventis Group, announced today that Russia has chosen inactivated polio vaccine (IPV) from Sanofi Pasteur for primary immunization of all infants. The IPV doses are provided by M.P. Chumakov Institute of Poliomyelitis and Virus Encephalitides through a manufacturing agreement with Sanofi Pasteur.

IPV vaccination started in the summer of 2008 as part of Russia National “Project Health.” Four-million doses of IPV IMOVAX Polio™ have been delivered to date, ensuring that a complete birth cohort (approximately 1.3 million babies are born every year in Russia) can receive the recommended three doses of IPV vaccine.

“The Chumakov Institute was the first to produce oral polio vaccine which was instrumental in eradicating poliomyelitis in Russia,” said Academician Sergey Drosdov, Senior Scientific Advisor of M.P. Chumakov Institute of Poliomyelitis and Viral Encephalitides Russian Academy Medical Sciences. “Today, IPV is the vaccine of choice for post-eradication polio immunization programs and the Institute is proud to bring this vaccine to Russian children.”

The Russian Federation was certified polio-free in 2002. Since 2006, children from certain at risk groups are vaccinated with IPV. Starting mid 2008, all children less than one year of age are vaccinated following a sequential schedule: three doses of IPV for primary immunization, followed by two doses of oral polio vaccine (OPV).

“Every year in Russia, over 1.3 million children will be vaccinated with IPV and will benefit from its enhanced safety profile,” said Dr. Vladimir Tatochenko, Professor of pediatrics, Head of Diagnostic Department of Scientific Center of Children Health, Russian Academy of Medical Sciences. “IPV fits perfectly with the Russian childhood immunization calendar. DTP (diphtheria, tetanus, pertussis) vaccine and IPV will be administered during the same pediatrician visit. The existing high DTP vaccination coverage will ensure the success of IPV vaccination.”

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Over 50 polio-free countries are using IPV

An increasing number of polio-free countries are using IPV for their national immunization programs which is becoming the international health standard of care for polio vaccination. In 2007, Mexico was the first Latin American country to choose IPV in a national immunization program with sanofi pasteur’s IPV containing pediatric combination vaccine, Pentaxim® (Diphtheria, tetanus, acellular pertussis, inactivated poliomyelitis vaccine, Haemophilus influenzae type b conjugate vaccine). Turkey also chose to include Pentaxim® in its national immunization program.

In Indonesia the World Health Organization (WHO) is conducting a pilot program to evaluate the switch from OPV to IPV in a tropical setting, for which sanofi pasteur is donating 1.5 million doses of IPV over 5 years.

Committed to the Global Polio Eradication Initiative for 20 years

Sanofi Pasteur has been a partner of the Global Polio Eradication Initiative since its founding by WHO in 1988.

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Since 1988, Sanofi Pasteur has been a leading provider of OPV, supplying over 600 million vaccine doses in 2007, helping to reduce the number of polio cases by 99% with an estimated five million people escaping paralysis[1].

—	Between 1997 and 2005 Sanofi Pasteur donated over 120 million doses of oral polio vaccine to help eradicate polio in Africa (Nigeria is the only remaining endemic country in Africa).

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In 2005, Sanofi Pasteur developed a novel monovalent Oral Polio Vaccine type 1 or mOPV1 following urgent requests from the WHO. Fifty million doses of mOPV 1 were used for the polio eradication campaign in Egypt. As a result, Egypt was declared polio-free by the WHO in February 2006.

About M.P. Chumakov Institute of Poliomyelitis and Viral Encephalitides

The Institute of Poliomyelitis Research was established in 1955 by Michael Chumakov who became its first Director.

In 1960, the Institute included several laboratories and research departments from other research organizations and became Institute of Poliomyelitis and Viral Encephalitides.

Inactivated polio Salk vaccine has been produced in the Institute from 1956 to 1958, and since 1959 live attenuated polio vaccine administered orally (OPV) manufactured by the Institute has been used for mass vaccination campaigns.

Production technology of oral polio vaccine created in the Institute was the first to be certified by WHO for production and control of polio vaccines.

In the 1980’s, new inactivated vaccine against tick-born encephalitis was developed by the Institute.

Now scientists are working on creation of human Y- immunoglobulin by new hybrid technology.

Vaccines against rabies and hepatitis A were also developed in research laboratories of M.P. Chumakov Institute and other Russian manufacturers produce those vaccines for mass vaccination.

The Institute has an exclusive advantage of close coordination between research and industrial operations. Scientists are involved in creating new vaccines and also new technologies for mass production.

The research department of M. P. Chumakov Institute includes 18 laboratories with 91 research scientists, including four academicians. The Institute produces live polio vaccine, vaccine against tick-born encephalitis, rabies, yellow fever, and measles.

1 World Health Organization, Fact sheet 288 Immunization against diseases of public health importance http://www.who.int/mediacentre/factsheets/fs288/en/index.html

About poliomyelitis

Poliomyelitis (polio) is a highly infectious disease caused by a virus that invades the nervous system and can cause severe paralysis. The virus enters the body through the mouth and multiplies in the intestine. Initial symptoms are fever, fatigue, headache, vomiting, stiffness in the neck, and pain in the limbs. One in 200 infections leads to irreversible paralysis (usually in the legs). Among those paralyzed, 5-10% die when their breathing muscles become immobilized. Polio mainly affects children under five years of age. In 1994, the Region of the Americas was certified polio-free by the World Health Organization, followed by the Western Pacific Region in 2000 and the European Region in 2002; worldwide efforts are continuing towards global eradication of this contagious and devastating disease.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2007, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

IMOVAX Polio™ is a trademark of Sanofi Pasteur.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Global Media Relations	US Media Relations
Pascal Barollier	Len Lavenda
T. +33-(0)4-37-37-50-38	T. +1-570-957-4446
pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us